Exhibit 99.1

PRESS RELEASE	MEDIA CONTACT Birkenstock Holding plc ir@Birkenstock-holding.com
LONDON, UNITED KINGDOM || FEBRUARY 20, 2025

BIRKENSTOCK REPORTS fiscal First Quarter 2025 results; revenues up 19%

Birkenstock Holding plc (“BIRKENSTOCK”, the “Company” or “we”, NYSE: BIRK) today announces financial results for the first quarter ended December 31, 2024. The Company reports first quarter revenue growth of 19% on a reported and constant currency basis, ahead of the Company's annual guidance of 15-17%, driven by strong holiday demand for its products across all segments, channels and categories.

Financial highlights for the first quarter ended December 31, 2024, (compared to the first quarter ended December 31, 2023):

•
Revenue of EUR 362 million, an increase of 19% on a reported and constant currency basis
•
Strong double-digit revenue growth across all segments including 16% in the Americas, 17% in EMEA and 47% in APAC in reported and constant currency
•
B2B revenue growth of 30% in reported and constant currency
•
DTC revenue growth of 11% on a reported basis and 10% in constant currency
•
Gross profit margin of 60.3%, down 70 basis points from 61.0% in the first quarter of 2024 primarily due to the increase in B2B share relative to a year ago
•
Net profit of EUR 20 million, up from a Net loss of EUR 7 million; EPS of EUR 0.11, up from EUR (0.04)
•
Adjusted Net profit of EUR 33 million, up 99% from EUR 17 million; Adjusted earnings per share of EUR 0.18, up 100% from EUR 0.09
•
Adjusted EBITDA of EUR 102 million, up 25% year-over-year; Adjusted EBITDA margin of 28.2%, up 130 basis points from 26.9% a year ago
•
Cash flows used in operating activities of EUR 12 million, an improvement of EUR 34 million from a year ago

Oliver Reichert, CEO of BIRKENSTOCK Group and Member of the Board of Directors of the Company: “Our results for the first quarter of 2025 reflect the continued strength of our brand throughout the important holiday season. BIRKENSTOCK proved to be a high-demand gifting item and must-have for our wholesale partners. Our clogs, other closed-toe shoes and boots performed very well, with share of business up 600 bps year-over-year. We once again saw very strong growth across all of our segments, with APAC coming in exceptionally strong as we accelerated the pace of store openings and deliveries to some B2B partners in the quarter. With the strong start to the year, we are confident in our ability to deliver on our guidance for 2025.”

Fiscal first quarter 2025 results demonstrate strong consumer demand

BIRKENSTOCK reports fiscal first quarter 2025 revenue of EUR 362 million, up 19% compared to the fiscal first quarter of 2024 on a reported and constant currency basis. Top-line growth was the result of strong consumer demand throughout the holiday season. Close-toe silhouettes grew at more than twice the pace of the group average and increased share of business by 600 basis points. Revenue growth was supported by double-digit unit growth and mid-single-digit growth in Average Selling Price (ASP).

B2B revenue grew 30% on a reported and constant currency basis year-over-year, supported by strong holiday demand and sell-through. Over 90% of B2B growth came from within existing doors as key retail partners continue to expand the breadth and depth of their BIRKENSTOCK offerings, including a growing assortment of closed-toe silhouettes. DTC revenue grew 11% as reported and 10% on a constant currency basis against an exceptionally strong 30% growth rate on a constant currency basis in the first fiscal quarter of 2024. The Company opened four new owned stores during the first fiscal quarter of 2025, bringing the total number of owned retail stores to 71.

Double-digit revenue growth driven by strength in all segments

In the Americas segment, BIRKENSTOCK delivered reported and constant currency revenue growth of 16% in first quarter of fiscal 2025. B2B growth was especially strong as key wholesale partners allocated more space to support strong holiday demand for BIRKENSTOCK. Closed-toe, driven by the clog category, accounted for nearly two-thirds of the America's revenue in the quarter.

In the EMEA segment, BIRKENSTOCK continues to see market-leading growth and share gains across the region. Revenue in EMEA grew 17% in the first quarter of 2025 in reported and constant currency, driven by strong demand in both the B2B and DTC channels across all countries. Closed-toe penetration increased 400 basis points year-over-year to reach over 50% share of business.

In the APAC segment, BIRKENSTOCK achieved revenue growth of 47% on a reported and constant currency basis in the first quarter of 2025. The Company continues to invest in this important growth segment and increase brand awareness by expanding its physical presence with the opening of several new owned and partner mono-brand stores.

Investing in production capacity to meet consumer demand

BIRKENSTOCK invested EUR 19 million in capital expenditures in the first quarter of 2025, primarily to expand production capacity.

BIRKENSTOCK ended the quarter with cash and cash equivalents of EUR 299 million and net leverage of 1.9x as of December 31, 2024, up slightly from 1.8x at September 30, 2024 due to the normal seasonality in working capital. The Company remains committed to further deleveraging its balance sheet with free cash flow throughout the remainder of Fiscal 2025.

Company confirms guidance for FY 2025

BIRKENSTOCK is confirming its previous guidance for fiscal year 2025:

•
Revenue growth of 15-17% in constant currency

2	BIRKENSTOCK HOLDING PLC || press release || FEBRUARY 20, 2025

•
Adjusted EBITDA margin of 30.8-31.3%
•
Gross margin improvement, moving closer to its long-term target of 60%

Change in segment reporting beginning in fiscal first quarter 2025

As previously announced, beginning with the quarter ended December 31, 2024, the Company made the following changes to its internal and external segment reporting:

•
Middle East and Africa regions (part of "APMA" prior to fiscal 2025) were merged with the Europe operating segment to create a new Europe, Middle East and Africa ("EMEA") reporting and operating segment
•
India (part of "APMA" prior to fiscal 2025) was merged with the remaining Asia Pacific countries to create a new Asia Pacific ("APAC") reporting and operating segment
•
No change to the Americas segment

The new reporting segments, Americas, EMEA, and APAC are effective as of this fiscal first quarter report. The Company issued a Form 6-K on January 16, 2025 with a recast of fiscal 2024 and 2023 results under the new reporting structure to assist in the analysis of fiscal 2025 results.

3	BIRKENSTOCK HOLDING PLC || press release || FEBRUARY 20, 2025

Conference call information

BIRKENSTOCK will host a call to discuss fiscal first quarter 2025 results on February 20, 2025, at 8:00 a.m. Eastern Time (1:00 p.m. Greenwich Mean Time). A webcast of the call will be accessible on the Company’s Investor Relations website at https://www.birkenstock-holding.com. To join the phone line, please dial 1-888-506-0062 (US) or 1-973-528-0011 (International). The access code for the call is 520545. To access the phone line replay after the conclusion of the call, please dial 1-877-481-4010 (US) or 1-919-882-2331 (International). The access code for the replay is 51857. An archive of the webcast will also be available on BIRKENSTOCK’s Investor Relations website.

ABOUT BIRKENSTOCK

Birkenstock Holding plc is the ultimate parent Company of Birkenstock Group B.V. & Co. KG and its subsidiaries (the "Birkenstock Group"). BIRKENSTOCK is a global brand which embraces all consumers regardless of geography, gender, age and income and which is committed to a clear purpose - encouraging proper foot health. Deeply rooted in studies of the biomechanics of the human foot and backed by a family tradition of shoemaking that can be traced back to 1774, BIRKENSTOCK is a timeless «super brand» with a brand universe that transcends product categories and ranges from entry-level to luxury price points while addressing the growing need for a conscious and active lifestyle. Function, quality and tradition are the core values of the Zeitgeist brand which features products in the footwear, sleep systems and natural cosmetics categories. BIRKENSTOCK is the inventor of the footbed and has shaped the principle of walking as intended by nature ("Naturgewolltes Gehen").

INVESTOR & MEDIA CONTACT

Birkenstock Holding plc

ir@birkenstock-holding.com

4	BIRKENSTOCK HOLDING PLC || press release || FEBRUARY 20, 2025

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to our current expectations and views of future events, including our current expectations and views with respect to, among other things, our operations and financial performance. In particular, such forward-looking statements include statements relating to our fiscal 2025 outlook. Forward-looking statements include all statements that do not relate to matters of historical fact. In some cases, you can identify these forward-looking statements by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” “aim,” “anticipate,” “assume,” “continue,” “could,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases. The forward-looking statements contained in this press release are based on the Company’s management’s current expectations and are not guarantees of future performance. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward- looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including: our dependence on the image and reputation of the BIRKENSTOCK brand; the intense competition we face from both established companies and newer entrants into the market; our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms; our ability to adapt to changes in consumer preferences and attract new customers; harm to our brand and market share due to counterfeit products; our ability to successfully operate and expand retail stores; losses and liabilities arising from leased and owned real estate; risks relating to our non-footwear products; failure to realize expected returns from our investments in our businesses and operations; our ability to adequately manage our acquisitions, investments or other strategic initiatives; our ability to manage our operations at our current size or manage future growth effectively; our dependence on third parties for our sales and distribution channels; risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives; operational challenges relating to the distribution of our products; deterioration or termination of relationships with major wholesale partners; global or regional health events; seasonality, weather conditions and climate change; adverse events influencing the sustainability of our supply chain or our relationships with major suppliers or increases in raw materials or labor costs; our ability to effectively manage inventory; unforeseen business interruptions and other operational problems at our production facilities; disruptions to our shipping and delivery arrangements; failure to attract and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders; risks relating to our intellectual property rights; risks relating to regulations governing the use and processing of personal data; disruption and security breaches affecting information technology systems; natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond our control; economic conditions impacting consumer spending, such as inflation; currency exchange rate fluctuations; risks related to litigation, compliance and regulatory matters; risks and costs related to corporate responsibility and ESG matters; inadequate insurance coverage, or increased insurance costs; tax- related risks; risks related to our indebtedness; risks related to our status as a foreign private issuer and a “controlled company”; and the factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on January 18, 2024 as updated by our reports on Form 6-K that update, supplement or supersede such information. Any forward-looking statement made by us in this press release speaks only as of the date of this press release and is expressly qualified in its entirety by the cautionary statements included in this press release. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

5	BIRKENSTOCK HOLDING PLC || press release || FEBRUARY 20, 2025

Non-IFRS Financial Information

This press release includes “non-IFRS measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Specifically, we make use of the non-IFRS financial measures Adjusted EBITDA, Adjusted EBITDA Margin, Constant Currency Revenue growth, Adjusted EPS (Basic/Diluted), Adjusted Net profit, Net leverage and Net debt, which are not recognized measures under IFRS and should not be considered as alternatives to net income (loss), as a measure of financial performance or any other performance measure derived in accordance with IFRS.

We discuss non-IFRS financial measures in this press release because they are a basis upon which our management assesses our performance, and we believe they reflect underlying trends and are indicators of our business. Additionally, we believe that such non-IFRS financial measures and similar measures are widely used by securities analysts, investors and other interested parties as a means of evaluating a company’s performance.

Our non-IFRS financial measures may not be comparable to similarly titled measures used by other companies. Our non-IFRS financial measures have limitations as analytical tools, as they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. Our non-IFRS financial measures should not be considered in isolation, nor should they be regarded as a substitute for, or superior to, measures calculated and presented in accordance with IFRS. A reconciliation is provided in the tables accompanying this press release for each non-IFRS financial measure in this press release to the most directly comparable financial measure stated in accordance with IFRS. A reconciliation is not provided for any forward-looking non-IFRS financial measures as such a reconciliation is not available without unreasonable efforts.

6	BIRKENSTOCK HOLDING PLC || press release || FEBRUARY 20, 2025

Birkenstock Holding plc

Consolidated Statements of Profit

(In thousands of Euros, except share and per share information)

	Three months ended December 31,
	2024	2023
Revenue	361,719	302,924
Cost of sales	(143,685)	(118,056)
Gross profit	218,034	184,868
Operating expenses
Selling and distribution expenses	(118,155)	(103,484)
General and administrative expenses	(24,104)	(34,391)
Foreign exchange gain (loss)	(11,871)	(11,655)
Other income (expense), net	126	232
Profit from operations	64,030	35,570
Finance cost, net	(24,778)	(36,050)
Profit (loss) before tax	39,252	(480)
Income tax expense	(19,133)	(6,674)
Net profit (loss)	20,119	(7,154)

Earnings per share
Basic	0.11	(0.04)
Diluted	0.11	(0.04)
Shares	187,829,202	186,920,154

7	BIRKENSTOCK HOLDING PLC || press release || FEBRUARY 20, 2025

Birkenstock Holding plc

Condensed Consolidated Statements of Financial Position

(In thousands of Euros)

	December 31,	September 30,
	2024	2024
Assets
Non-current assets
Goodwill	1,605,721	1,554,621
Intangible assets (other than goodwill)	1,700,275	1,639,393
Property, plant and equipment	325,007	318,843
Right-of-use assets	177,280	171,334
Deferred tax assets	-	117
Other assets	34,578	37,351
Total non-current assets	3,842,861	3,721,659
Current assets
Inventories	719,574	624,807
Trade and other receivables	79,789	114,302
Current tax assets	12,072	11,263
Other current assets	52,298	57,065
Cash and cash equivalents	298,594	355,843
Total current assets	1,162,327	1,163,280
Total assets	5,005,188	4,884,939
Shareholders' equity and liabilities
Shareholders' equity	2,748,672	2,625,019
Non-current liabilities
Loans and borrowings	1,179,450	1,169,965
Tax receivable agreement liability	360,620	344,590
Lease liabilities	149,380	143,199
Other provisions	5,104	4,867
Deferred tax liabilities	133,971	131,003
Deferred income	13,980	13,737
Other liabilities	4,906	4,666
Total non-current liabilities	1,847,411	1,812,027
Current liabilities
Loans and borrowings	23,210	24,670
Tax receivable agreement liability	16,711	15,300
Lease liabilities	42,284	40,874
Trade and other payables	116,810	136,280
Accrued liabilities	23,896	29,411
Other financial liabilities	22,154	3,971
Other provisions	25,300	31,164
Contract liabilities	10,930	7,999
Tax liabilities	113,501	144,730
Other current liabilities	14,309	13,494
Total current liabilities	409,105	447,893
Total liabilities	2,256,516	2,259,920
Total shareholders' equity and liabilities	5,005,188	4,884,939

8	BIRKENSTOCK HOLDING PLC || press release || FEBRUARY 20, 2025

Birkenstock Holding plc

Consolidated Statements of Cash Flows

(In thousands of Euros)

	Three months ended December 31,
	2024	2023
Net profit (loss)	20,119	(7,154)
Adjustments to reconcile net profit (loss) to net cash flows from operating activities
Depreciation and amortization	26,192	23,247
Loss on disposal of property, plant and equipment	17	6
Change in expected credit loss	99	(90)
Finance cost, net	24,778	36,050
Net exchange differences	16,107	11,720
Non-cash operating items	121	2,389
Income tax expense	19,133	6,674
Income tax paid	(50,509)	(3,841)
MIP personal income tax paid / reimbursement, net	-	(11,426)
Changes in Working capital:	(67,702)	(103,001)
- Inventories	(73,254)	(66,937)
- Right to return assets	(589)	(30)
- Trade and other receivables	38,551	11,072
- Trade and other payables	(17,306)	(15,937)
- Accrued liabilities	(5,852)	(15,195)
- Other current financial liabilities	142	(6,172)
- Other current provision	(6,360)	(11,693)
- Contract liabilities	2,555	8,223
- Prepayments	(3,993)	(9,919)
- Other current financial assets	-	-
- Other	(1,596)	3,587
Net cash flows provided by operating activities	(11,645)	(45,426)
Interest received net of taxes withheld	1,891	1,216
Purchases of property, plant and equipment	(14,647)	(18,111)
Purchases of intangible assets	(4,141)	(488)
Proceeds from sale of property, plant and equipment	12	-
Receipt of government grant	1,888	8,739
Net cash flows (used in) investing activities	(14,997)	(8,644)
IPO Proceeds, net of transaction costs	-	449,297
Repayment of loans and borrowings, net	(2,154)	(524,514)
Payment of transaction costs related to refinancing	(250)	-
Interest paid	(18,252)	(34,423)
Payments of lease liabilities	(9,996)	(8,266)
Interest portion of lease liabilities	(2,332)	(1,846)
Net cash flows (used in) financing activities	(32,984)	(119,752)
Net increase (decrease) in cash and cash equivalents	(59,626)	(173,822)
Cash and cash equivalents at beginning of period	355,843	344,408
Net foreign exchange difference	2,377	(1,207)
Cash and cash equivalents at end of period	298,594	169,379

9	BIRKENSTOCK HOLDING PLC || press release || FEBRUARY 20, 2025

Birkenstock Holding plc

Reconciliation of Revenue to Constant Currency Revenue

(In thousands of Euros, unless otherwise stated)

Three months ended December 31,
2024
Total Revenue	361,719
USD impact	(1,066)
CAD impact	250
Other currencies impact	(565)
Total Revenue @ constant currencies	360,338
Revenue growth @ constant currencies	19%

	Three months ended December 31,			Constant Currency Growth [%]
	2024	2023	Growth [%]
B2B	182,045	140,410	30%	30%
DTC	178,517	160,655	11%	10%
Corporate / Other	1,157	1,859	(38)%	(38)%
Total Revenue	361,719	302,924	19%	19%
Americas	210,700	181,453	16%	16%
EMEA	102,759	87,528	17%	17%
APAC	47,103	32,084	47%	47%
Corporate / Other	1,157	1,859	(38)%	(38)%
Total Revenue	361,719	302,924	19%	19%

10	BIRKENSTOCK HOLDING PLC || press release || FEBRUARY 20, 2025

Birkenstock Holding plc

Reconciliation of Net profit to Adjusted Net profit

(In thousands of Euros, except share and per share information)

	Three months ended December 31,
	2024	2023
Net profit (loss)	20,119	(7,154)
Add (Less) Adjustments:
Share-based compensation expenses(1)	-	3,591
IPO-related costs(2)	-	7,294
Secondary offering related costs(3)	-	-
Realized and unrealized FX gains / losses(4)	11,871	11,655
Release of capitalized transaction costs(5)	-	10,548
Tax adjustment(6)	1,275	(9,219)
Adjusted Net profit (loss)	33,266	16,714

Adj. Earnings per share
Basic	0.18	0.09
Diluted	0.18	0.09

Shares	187,829,202	186,920,154

(1) Represents share-based compensation expenses relating to the management investment plan.

(2) Represents IPO-related costs, which include consulting as well as legal fees.

(3) Represents costs associated with the secondary offering on behalf of the selling shareholder. The secondary offering was completed on June 28, 2024, with no cost incurred in the first quarter ended December 31, 2024 and in the first quarter ended December 31, 2023.

(4) Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

(5) Represents the effect of reversing capitalized transaction costs of the Original USD Term Loan B due to its early repayment of USD 450 million in the first quarter ended December 31, 2023 and the subsequent impact on finance costs.

(6) Represents income tax effects for the adjustments as outlined above, except for unrealized foreign exchange gain (loss) and share-based compensation expenses since these have not been treated as tax deductible in the initial tax calculation.

11	BIRKENSTOCK HOLDING PLC || press release || FEBRUARY 20, 2025

Birkenstock Holding plc

Reconciliation of Net profit to EBITDA and Adjusted EBITDA

(In thousands of Euros)

	Three months ended December 31,
	2024	2023
Net profit (loss)	20,119	(7,154)
Add:
Income tax expense	19,133	6,674
Finance cost, net	24,778	36,050
Depreciation and amortization	26,192	23,247
EBITDA	90,222	58,817
Add Adjustments:
Share-based compensation expenses(1)	-	3,591
IPO-related costs(2)	-	7,294
Secondary offering related costs(3)	-	-
Realized and unrealized FX gains / losses(4)	11,871	11,655
Adjusted EBITDA	102,093	81,356

(1) Represents share-based compensation expenses relating to the management investment plan.

(2) Represents IPO-related costs, which include consulting as well as legal fees.

(3) Represents costs associated with the secondary offering on behalf of the selling shareholder. The secondary offering was completed on June 28, 2024, with no cost incurred in the first quarter ended December 31, 2024 and in the first quarter ended December 31, 2023.

(4) Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

Birkenstock Holding plc

Reconciliation of Net debt and Net leverage

(In thousands of Euros, unless otherwise stated)

	December 31,		September 30,
	2024		2024
Loans and borrowings (Non-current)	1,179,450		1,169,965
+ USD Term Loan (Current)	8,396		7,890
+ Lease liabilities (Non-current)	149,380		143,199
+ Lease liabilities (Current)	42,284		40,874
- Cash and cash equivalents	(298,594)		(355,843)
Net debt	1,080,916		1,006,085
Adjusted EBITDA (LTM)	575,692		554,955
Net leverage	1.9	x	1.8	x

12	BIRKENSTOCK HOLDING PLC || press release || FEBRUARY 20, 2025